EXHIBIT 13
SECOND QUARTER INTERIM REPORT


To Our Shareholders:

  Our earnings continued to improve in the second quarter, and year-to-date are up 47%. However, we expect to see some softening in the second half of the fiscal year, due to timing delays on several new programs, which we now expect will be profit contributors beginning in our new fiscal year.

  Production was expected to begin in January for the electronic amplifier system we are supplying to Picker Corporation for its new magnetic resonance imaging (MRI) equipment. However, we were recently asked to delay production until July. This will be a terrific new program for us, and we are anxious to fully demonstrate to Picker our full capabilities.

  We have signed a letter of intent with 3PARdata to develop and manufacture an integrated uninterruptible/custom power system for its large data storage equipment. We expect production to begin in late summer.

  We are close to signing an agreement with Tachion Networks to manufacturea central office telecommunications switch. Production should start inJune and is expected to yield several million dollars in new business.

  Last quarter, we shipped the first production units of our newly developed fiber-optic cable power system to Europe. Early feedback has been positive. Field test units of a domestic version were shipped in early January, and we expect the evaluation process to be completed by late spring. Our plans call for full production of both units to begin in July.

  Progress continues at our start-up operation in Monterrey, Mexico. By the end of March, we will be producing 44 different transformers at this location, and expect our investment to begin contributing to our profitability.

  Overall, business is good and will be even better once these new initiatives are underway.


/s/
Robert J. McKenna
Chairman and CEO
January 24, 2000


_____________________________________________________________________

ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the twenty-six-week periods ended December 30, 1999, and January 2, 1999 (in thousands, except for per share data):

                             BALANCE SHEET

                               12/30/99       01/02/99       06/30/99
                               --------       --------       --------

Current Assets                 $25,038        $23,103        $22,740
Fixed Assets and Other - Net    19,470         18,417         18,648
                                ------         ------         ------
  Total                        $44,508        $41,520        $41,388
                                ======         ======         ======

Current Liabilities            $ 9,942        $10,423        $10,552
Long-Term Debt                  11,315         11,075          8,960
Shareholders' Equity            23,251         20,022         21,876
                                ------         ------         ------
  Total                        $44,508        $41,520        $41,388
                                ======         ======         ======


                           INCOME STATEMENT

                        13 Weeks 13 Weeks 26 Weeks 26 Weeks    F/Y
                          Ended    Ended    Ended    Ended    Ended
                        12/30/99  1/2/99  12/30/99  1/2/99  6/30/99
                        --------  ------  --------  ------  -------

Net Sales                $19,247  $18,803  $38,518  $41,181 $79,813
Net Income                  $417     $402   $1,359     $924  $2,707
Net Income Per Common Share
  Basic                     $.08     $.08     $.27     $.18    $.53
  Diluted                   $.08     $.08     $.26     $.18    $.53


Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                  5,074    5,057    5,073    5,056   5,060
    Diluted                5,152    5,088    5,135    5,078   5,091